EXHIBIT 8.1

Principal subsidiaries of the Royal Bank of Scotland Group plc

		Country of
		incorporation
	Nature of	and principal	Group
	business	area of operation	interest
The Royal Bank of Scotland plc	Banking	Great Britain	100%
National Westminster Bank Plc (1)	Banking	Great Britain	100%
Citizens Financial Group, Inc.	Banking	US	100%
Coutts & Company (2)	Private banking	Great Britain	100%
RBS Securities Inc.	Broker dealer	US	100%
RBS Insurance Group Limited	Insurance	Great Britain	100%
Ulster Bank Limited (3)	Banking	Northern Ireland	100%
ABN AMRO Holding N.V. (4)	Banking	The Netherlands	38%

Notes:

(1)	The company does not hold any of the NatWest preference shares in issue.
(2)	Coutts & Company is incorporated with unlimited liability. Its registered office is 440 Strand, London WC2R 0QS.
(3)	Ulster Bank Limited and its subsidiaries also operate in the Republic of Ireland.
(4)
RFS Holdings B.V. (RFS) owns 100% of the outstanding shares of ABN AMRO Holding N.V. (ABN AMRO). The company owns 38% of RFS; the balance of shares is held by the State of the Netherlands, successor to Fortis N.V., Fortis SA/NV, and Banco Santander S.A. (the consortium members). Although the company does not control a majority of the voting rights in RFS, through the terms of the Consortium and Shareholders’ Agreement and RFS’s Articles of Association, it controls the board of RFS and RFS is a subsidiary of the company. The capital and income rights of shares issued by RFS are linked to the net assets and income of the ABN AMRO business units which the individual consortium members have agreed to acquire. In preparation for the divestment of the ABN AMRO businesses to be acquired by the Dutch State, on 6 February 2010, the businesses of ABN AMRO acquired by the Dutch State were legally demerged from the RBS acquired businesses. As a result, there are now two separate banks within ABN AMRO Holding N.V., The Royal Bank of Scotland N.V. and the new entity named ABN AMRO Bank N.V., each licensed separately by the Dutch Central Bank. Both banks will be governed by the current managing and supervisory boards of ABN AMRO Holding N.V. until the legal separation of the new ABN AMRO Bank N.V. from ABN AMRO Holding N.V., which is expected to take place within two months of the legal demerger and is subject to approval by the Dutch Central Bank. From that point RBS will cease to consolidate the Consortium Members’ interest in ABN AMRO in the RBS Group statutory results.

The above information is provided in relation to the principal related undertakings as permitted by Section 410(2) of the Companies Act 2006. Full information on all related undertakings will be included in the Annual Return delivered to the Registrar of Companies for Scotland.